Exhibit 6.7

FIRST AMENDMENT TO LEASE AGREEMENT

This FIRST AMENDMENT TO LEASE AGREEMENT (this “Amendment”) is made and entered into as of this 7th day of October, 2021, by and between Headway Property, LLC, a Texas limited liability company (“Landlord”) and Energy Exploration Technologies Inc., a Puerto Rico corporation (“Tenant”).

WHEREAS, Landlord and Tenant executed a Lease Agreement effective June 1, 2021 (the “Lease”), covering certain space containing approximately 6,014 square feet of rentable floor area and commonly known as Suite 100 (the “Demised Premises”) in Landlord’s Commercial Center located at 1624 Headway Circle, Austin, Texas 78754 (the “Commercial Center”);

WHEREAS, the Lease expires on November 30, 2021;

WHEREAS, Landlord and Tenant desire to extend the Lease term as set forth herein; and

NOW, THEREFORE, in consideration of the premises and mutual covenants between the parties herein contained, Landlord and Tenant hereby agree as follows:

1. Extension of Term. Landlord and Tenant agree that the term of the Lease is hereby extended until May 31, 2022 (the “Extended Expiration Date”).

2. Minimum Guaranteed Rent. The Minimum Guaranteed Rent for the Demised Premises beginning on December 1, 2021, and ending on the Extended Expiration Date, shall be $39.00 per square foot gross.

3. Option to Extend. Tenant shall continue to have one, three-month extension option which may be exercised by providing 30 days written notice prior to the Extended Expiration Date. Thereafter, the lease shall automatically extend on a month-to-month basis until terminated by either party by providing 30 days advance written notice to the other party. Minimum Guaranteed Rent shall remain the same as outlined above for the extension period and any following month-to-month occupancy.

4. Condition of the Demised Premises. The Demised Premises are being leased “AS IS,” with Tenant accepting all defects, if any. Landlord makes no warranty of any kind, express or implied, with respect to the Demised Premises (without limitation, Landlord makes no warranty as to the habitability, fitness or suitability of the Demised Premises for a particular purpose nor as to the absence of any toxic or otherwise hazardous substances). Tenant acknowledges that it has been given the opportunity to inspect the Demised Premises and to have qualified experts inspect the Demised Premises prior to the execution of this Amendment.

5. Release by Tenant. Effective as of the date of Tenant’s execution of this Amendment, Tenant, on behalf of itself and its members, officers, directors, agents, employees, successors in interest, and assigns, releases and discharges Landlord, its affiliates, subsidiaries and designated property management, construction and marketing firms, and their respective partners, members, officers, directors, agents, employees contractors, successors in interest, and assigns, from and against any and all claims, demands, causes of action (including without limitation, claims and causes of action based upon or arising out of, fraud, duress, mistake, tortious interference or any other tort, usury, breach of contract, violation of the Texas Deceptive Trade Practices Act or any other statute), liabilities and obligations as of the date of Tenant’s execution of this Amendment, in any way arising out of or relating to the Lease, and any amendments thereto, and/or Tenant’s use and occupancy of the Demised Premises, it being the express intention of the parties that the foregoing shall be deemed to be a full and general release of such prior matters.

6. Ratification and Estoppel. Tenant hereby ratifies and confirms its obligations under the Lease. Tenant further confirms, ratifies and certifies that, as of the date hereof: (a) the Lease is and remains in good standing and full force and effect; (b) Tenant has no claims, counterclaims, set-offs or defenses against Landlord arising out of the Lease or in any way relating thereto or arising out of any other transaction between Landlord and Tenant; (c) Landlord is not in any respect in default in the performance of the terms and provisions of the Lease, nor does any state of facts or condition exists which, with the giving of notice or the passage of time, or both, would result in such a default by Landlord under the Lease; (d) as of this date there are no actions, whether voluntary or otherwise, pending against Tenant under the bankruptcy or insolvency laws of the United States or any state thereof. Tenant acknowledges that Landlord is relying on the foregoing statements in consideration for its agreement to extend the Lease pursuant to the terms hereof and that the foregoing statements may be relied on by third parties, including without limitation Landlord’s lenders, and purchasers of the Commercial Center and their respective successors.

7. Miscellaneous. Except as amended hereby, and as amended by all prior amendments and/or agreements, if any, the remaining portions of the Lease shall continue in full force and effect and are hereby ratified and confirmed. This Amendment is binding upon the parties hereto, their successors and assigns. In the event of a conflict between the Lease and this Amendment, this Amendment shall control.

8. Counterparts and Facsimile Execution. This Amendment may be executed in any number of counterparts, each of which is an original and all of which constitute one and the same document. Any facsimile of a signature to this Amendment shall have the effect of an original and it is not necessary to confirm facsimile execution by delivery of the original signature page.

9. Brokerage Fees. Tenant and Landlord represent and warrant to each other that such party has not had any contacts or engaged in any actions which would give rise to any claim from any broker in connection with the negotiation or execution of this Amendment. Tenant and Landlord hereby indemnify each other from and against any and all claims for brokers’ commissions relating to the negotiation or execution of this Amendment and alleged to be due because of an agreement of the indemnifying party. Landlord will not pay a commission upon any extension, renewal or amendment of the Lease.

10. Capitalized Terms. All terms capitalized but not defined herein shall have the same meaning ascribed to such terms in the Lease.

11. Effective Date. This Amendment shall be effective as of the last date signed set forth below. This Amendment shall be governed by and construed under the laws of the State of Texas.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

LANDLORD:

HEADWAY PROPERTY, LLC a Texas limited liability company

By:	EDUCATION PROPERTY MANAGEMENT, LLC a Texas
limited liability company

By:	CHARTER STONE CAPITAL, LLC a Delaware limited liability company

By:
Name:	Stephanie Cusack
Title:	Manager

Date of Signature: 10/11/21

TENANT:

ENERGY EXPLORATION TECHNOLOGIES, INC.
a Puerto Rico corporation

By:
Name:	D Michael Eberhardt
Title:	CFO

Date of Signature:	October 7, 2021